EXHIBIT 12


        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  (In Thousands, Except Ratios)

                                        Year Ended December 31

Earnings:                              2000(1)     1999     1998
                                      --------  -------  -------
Net income                             $10,318  $29,742  $26,825
Income taxes                             7,251   16,734   14,058
Fixed charges (see below)               22,740   17,691   16,133
                                      --------  -------  -------
Total adjusted earnings                $40,309  $64,167  $57,016
                                      --------  -------  -------
Fixed charges:
Total interest expense                 $22,409  $16,969  $15,802
Interest component of rents                331      722      331
                                      --------  -------  -------
Total fixed charges                    $22,740  $17,691  $16,133
                                      --------  -------  -------
Ratio of earnings to fixed charges         1.8      3.6      3.5
                                      ========  =======  =======


                                          Year Ended December 31

Earnings:                                     1997(2)       1996
                                             --------    -------
Net income                                    $13,648    $36,121
Income taxes                                    7,813     21,637
Fixed charges (see below)                      17,782     17,154
                                              -------    -------
Total adjusted earnings                       $39,243    $74,912
                                              -------    -------
Fixed charges:
Total interest expense                        $17,049    $16,200
Interest component of rents                       733        954
                                              -------    -------
Total fixed charges                           $17,782    $17,154
                                              -------    -------
Ratio of earnings to fixed charges                2.2        4.4
                                              =======    =======



(1) Merger and integration related costs incurred for the year ended December 31,2000 totaled $16.8 million. These costs relate primarily to transaction costs, severance and other merger and acquisition integration activities.

     As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by Indiana Gas are reflected in operation and maintenance expenses in the accompanying financial statements. As a result of the shortened useful lives, additional fees were incurred by Indiana Gas during 2000, resulting in an increase in operation and maintenance expense of $11.4 million.

     In total, merger and integration related costs incurred for the year ended December 31,2000 were $28.2 million ($19.5 million after tax). Indiana Gas' ratio of earnings to fixed charges for 2000 before restructuring charges was 2.6.

(2) The Indiana Gas Board of Directors authorized management to undertake the actions necessary and appropriate to restructure Indiana Gas 'operations and recognize a resulting restructuring charge of $39.5 million ($24.5 million after tax) which included estimated costs related to involuntary workforce reductions. Indiana Gas' ratio of earnings to fixed charges for 1997 before restructuring costs was 4.4.